Via EDGAR

November 3, 2014

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Larry Spirgel, Assistant Director

Re:	iWallet Corporation Registration Statement on Form S-1/A Filed October 28, 2014 File No. 333-198610

Dear Mr. Spirgel:

In connection with the Company’s Registration Statement on Form S-1/A filed October 28, 2014 (the “Registration Statement”), this correspondence shall serve as acknowledgment by the Company that there have been no material developments with regard to the Company’s business, operations, or financial condition since the filing of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 20, 2014, except as disclosed in the Registration Statement.

iWallet Corporation.

/s/ Jack B. Chadsey

By:	Jack B. Chadsey
Chief Executive Officer